[LETTERHEAD OF GSI COMMERCE, INC.]

December 5, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GSI Commerce, Inc.

Registration Statement on Form S-3

Correspondence Filed October 26, 2007

File No. 333-145921

Dear Mr. Owings:

On behalf of GSI Commerce, Inc. (the “Company”), enclosed for filing under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-145921) filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2007 (the “Registration Statement”), including the exhibits thereto.

The Amendment is being filed simultaneously herewith in response to the comments raised in the Staff’s letter (the “Comment Letter”), dated November 23, 2007, relating to (i) the Company’s Registration Statement and (ii) the Company’s letter filed with the Commission on October 26, 2007 (“October 26 Letter”). In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response, numbered to correspond to the comment numbers in the Comment Letter. The Amendment is also being filed to reflect certain additional disclosures discussed in the October 26 Letter and to update other disclosures.

By overnight delivery, we are sending a courtesy copy of this letter and a clean and marked copy of the Amendment to Mara L. Ransom and Scott Anderegg of the Staff.

Form S-3

1. We note your response to comment 1 in our letter dated September 7, 2007. We note that the payment terms of the notes have been provided in the text of the registration statement, as you indicate in your response; however, these amounts have not been quantified. Therefore, in an appropriate place in your registration statement, please provide quantified disclosure regarding your interest payments and additional interest payments in the event of default that will be or could be required to be made. Please also disclose, as you have in your response, that you received $145 million of net proceeds from the sale of the notes after deducting the initial purchaser’s discount and expenses of the offering.

H. Christopher Owings

December 5, 2007

Response:

In response to this comment, the Company added the following disclosures concerning interest payments, additional interest payments and proceeds received from the original offering in the sections entitled “Prospectus Summary – The Offering,” “Description of the Notes” and “Use of Proceeds,” as applicable, of the prospectus included in the Registration Statement (the “Prospectus”):

•	On pages 3 and 40 of the Prospectus, the following disclosure was added concerning interest payments:

“On December 3, 2007, we paid the holders of the notes interest of $1,552,083 in the aggregate representing interest accrued from the date of issuance of the notes. Assuming that the full principal balance of the notes remains outstanding for the entire term of the notes, we will make interest payments of approximately $1,875,000 in the aggregate on each of June 1 and December 1 through the maturity of the notes on June 1, 2027.”

•	On pages 5, 62 and 67 of the Prospectus, parenthetical disclosure was added concerning the amount of additional interest that must be paid per day upon certain events of default.

•	On pages 6 and 34 of the Prospectus, the following disclosure was added concerning net proceeds received in the original offering:

“In the original offering that was completed in July 2007, we received approximately $145.0 million of net proceeds from the sale of the notes after deducting the initial purchaser’s discount and other expenses of such offering. These proceeds are being used for working capital and general corporate purposes, including possible acquisitions.”

2.	We note your response to comment 3 in our letter dated September 7, 2007. Please provide the share disclosures requested in our prior comment 3 as provided in your response.

Response:

In response to this comment, the Company added the following disclosure on page 85 of the Prospectus:

“The following table provides information concerning:

•	the number of shares of common stock outstanding as of June 30, 2007 (i.e., prior to the issuance and sale of the notes in July 2007);

H. Christopher Owings

December 5, 2007

•	the number of shares of common stock as of that date that were held by our affiliates;

•	the estimated number of shares of common stock that were held as of that date by selling securityholders; and

•	the total estimated number of shares of common stock that were held as of that date by persons other than our affiliates and selling securityholders:

Number of shares of common stock outstanding as of June 30, 2007	46,483,808
Number of shares of common stock held by our affiliates as of June 30, 2007	23,761,273
Estimated number of shares of common stock held by selling securityholders as of June 30, 2007	0

Total estimated number of shares of common stock held by persons other than our affiliates and selling securityholders as of June 30, 2007	22,722,535

We do not know the exact number of shares of our common stock held by the selling securityholders as of June 30, 2007. For the purposes of this table, we have assumed that the number of shares of common stock held by the selling securityholders that was reported to us by such selling securityholders after the sale of the notes in July 2007 was also held by them as of June 30, 2007.”

3.	We note your response to comment 4 in our letter dated September 7, 2007. We note that you state that you currently intend, and have reasonable basis to believe, that you will have the financial ability to make all payments on the Notes. Please provide a similar disclosure in your prospectus as you have provided in your response. Please also provide the other disclosures requested in our prior comment 4 as you have provided in your response.

Response:

In response to this comment, the Company added the following disclosures in sections entitled “Description of the Notes” and “Selling Securityholders,” as applicable, of the Prospectus:

•	On page 38 of the Prospectus, the following disclosure was added:

“We currently intend, and have a reasonable basis to believe that we will have the financial ability, to make all payments on the notes when they are due.”

H. Christopher Owings

December 5, 2007

•	On page 85 of the Prospectus, the following disclosure was added:

“We have received information from certain selling securityholders indicating that such selling securityholders: (i) engage in hedging transactions from time to time, (ii) intend to short shares of common stock for hedging purposes, (iii) sold short shares of common stock in the past and may enter into future short sales and other hedging transactions, or (iv) have an existing short position in shares of common stock. The selling securityholders did not provide details about any specific hedging or short-sale transaction or position.”

4.	We note your response to comment 6 in our letter dated September 7, 2007. We note that you indicate that you will revise your disclosure contained in footnote 4 to state that the selling security holder is a broker-dealer. Your disclosure must also state that the selling security holder is an underwriter, not that the selling security holder “may be deemed to be an underwriter.”

Response:

In response to this comment, the Company revised Footnote 4 to the table of selling securityholders on page 84 of the Prospectus to state the following:

“The selling securityholder is a broker-dealer and, as such, is an underwriter with respect to the securities it sells pursuant to the prospectus.”

5	Please ensure that you update your registration statement to incorporate by reference the most recent filings. For example, you recently filed your Form 10-Q for the fiscal quarter ended September 29, 2007.

Response:

The Company has updated the Registration Statement to incorporate by reference its most recent filings. See page 89 of the Prospectus.

Miscellaneous Comments

In addition, the Company has made the disclosures discussed in response to comments 5, 7 and 8 in the October 26 Letter.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

H. Christopher Owings

December 5, 2007

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (610) 491-7000.

Sincerely,

GSI Commerce, Inc.

By:	/s/ Arthur H. Miller
Arthur H. Miller
Executive Vice President and
General Counsel

cc:	Scott Anderegg, Staff Attorney

Mara L. Ransom, Legal Branch Chief

Francis E. Dehel, Blank Rome LLP